UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
COMMISSION FILE NUMBER: 0-22532
NOTIFICATION OF LATE FILING
(Check one):	☐ Form 10-K	☒ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR
For Period Ended: December 31, 2001
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form B-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
Full name of registrant: Ultimate Electronics, Inc.
Former name if applicable: N/A
Address of principal executive office (street and number): 321 West 84th Avenue, Suite A
City, state and zip code: Thornton, Colorado 80260

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

  The required audit of the financial statements of the Plan could not be completed by the filing deadline because of the unavailability of all information from the Plan's custodian necessary to complete the audit.

PART IV
OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification.

Randall D. Morgan (Name)	(303) (Area Code)	412-2525 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s). ☒ Yes        ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes        ☒ No

  If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ultimate Electronics, Inc. (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2002	By:	/s/ ALAN E. KESSOCK
Name: Alan E. Kessock Title: Chief Financial Officer, Senior Vice President and Secretary and Administrator's Representative